Exhibit 99.2

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Qfin Holdings, Inc.

奇富科技股份有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

POLL RESULTS OF THE 2026 ANNUAL GENERAL MEETING

The board of directors of Qfin Holdings, Inc. (the “Company”) is pleased to announce that resolution as set out in the notice of the 2026 annual general meeting of shareholders of the Company dated May 12, 2026 was duly passed at our 2026 annual general meeting of the Company held on June 30, 2026.

By order of the Board
Qfin Holdings, Inc.
Haisheng Wu
Chief Executive Officer

Hong Kong, June 30, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Haisheng Wu and Mr. Alex Zuoli Xu as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan, Mr. Fan Zhao, Mr. Eric Xiaohuan Chen, Mr. Xiangge Liu and Ms. Jiao Jiao as Independent Directors.